UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Great Basin Scientific, Inc.
(Name of Issuer)

Common stock, $.001 par value
(Title of Class of Securities)

39013L 10 6
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39013L 10 6	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hitachi Chemical Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 700,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 700,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.76%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 39013L 10 6	13G	Page 3 of 5 Pages

EXPLANATORY NOTE

This Schedule 13G is being filed to report the beneficial ownership of securities issued by Great Basin Scientific, Inc. in connection with its initial public offering on October 8, 2014 pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.  Based on the 5,086,458 shares of Common Stock of the Issuer, par value $0.001, outstanding as of December 31, 2014, the Reporting Person beneficially owned 13.76% of the Issuer’s outstanding securities as of that date.  Based on the 88,331,396 shares of Common Stock of the Issuer, par value $0.001, outstanding as of September 17, 2015, as provided by the Issuer, the Reporting Person beneficially owned 2.38% of the Issuer’s outstanding securities as of that date, and is therefore eligible to exit the Section 13 reporting system with respect to the Issuer’s securities.

Item 1.

(a)	Name of Issuer Great Basin Scientific, Inc.

(b)	Address of Issuer’s Principal Executive Offices 2441 South 3850 West, Salt Lake City, UT 84120

Item 2.

(a)	Name of Person Filing Hitachi Chemical Co., Ltd.

(b)	Address of the Principal Office or, if none, residence Grantokyo South Tower, 1-9-2, Marunouchi, Chiyoda-ku, Tokyo, 100-6606, Japan

(c)	Citizenship Japan

(d)	Title of Class of Securities Common Stock, $.001 par value, of the Issuer

(e)	CUSIP Number 39013L 10 6

Item 3.  Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for the Reporting Person

(b)	Percent of class: See Row 11 of cover page for the Reporting Person

CUSIP No. 39013L 10 6	13G	Page 4 of 5 Pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.

	(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for the Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for the Reporting Person.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     ☒

Item 6.  Not applicable.

Item 7.  Not applicable.

Item 8.  Not applicable.

Item 9.  Not applicable.

Item 10.  Not applicable.

CUSIP No. 39013L 10 6	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2015

MI HITACHI CHEMICAL CO., LTD.
By:	/s/ Toshiaki Nishi
	Name:	Toshiaki Nishi
	Title:	General Manager